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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___June25, 2007_____	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

ROYAL STANDARD MINERALS INC. OBTAINS PRELIMINARY INJUNCTION AGAINST THE DISSIDENT GROUP AND ALL PERSONS OR ENTITIES ACTING IN CONCERT WITH ALL OR ANY OF THEM

FOR IMMEDIATE RELEASE

TORONTO, ONTARIO, JUNE 21, 2007, ROYAL STANDARD MINERALS INC. ("THE COMPANY"). On October 11, 2006, the Company received documents purporting to constitute a requisition from a group of shareholders of the Company ("the Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders' meeting be called to consider the removal and replacement of the existing board of directors of the Company.

On October 27, 2006, the Company filed a lawsuit in the United States District Court for the Central District of California, Case No. CV 06-6855 PSG (FMOx) against the following members of the Dissident Group: James J. Puplava, Allan P. Markin, Leith Pedersen, William Cooper, Oceanic Greystone Securities, Inc., Richard W. DeVries, Phoenix Gold Fund Limited, Deesons Investments Ltd., and Dayan Henson. The Company alleged that the Dissident Group violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d). On June 19, 2007, the Court entered a preliminary injunction against the Dissident Group pending final resolution of the case. The Court preliminarily enjoined the Dissident Group and all persons or entities acting in concert with all or any of them from, among other things, (1) voting or causing to be voted all shares that are directly or indirectly beneficially owned or controlled or directed by any of them (the "shares"); (2) engaging in any short sales in respect of any securities of the Company; (3) acquiring, agreeing to acquire or making any proposal or offer to acquire, directly or indirectly, any merger or business combination involving the Company or its subsidiaries or to purchase, directly or indirectly, a material portion of the securities or assets of the Company or any of its subsidiaries; (4) directly or indirectly soliciting, or participating or joining with any other person in the solicitation of, any proxies to vote, or to seek to advise or to influence any person with respect to the voting of, any voting securities of the Company; (5) acting alone or in concert with others to seek to control or to influence the management, board of directors or policies of the Company; (6) advising, assisting or encouraging any other person in connection with any of the foregoing, including, without limitation thereto, providing financing for such purpose; (7) selling or transferring or otherwise disposing of (and to not cause to be sold or transferred or otherwise disposed of), including without limitation by way of gift or encumbrance, any or all of the shares or any rights in connection therewith, or entering into any derivative transactions in respect of any of the shares, except for arm's length sales, in amounts not to exceed ½% of the outstanding shares of the Company per transaction, to unknown counterparties over the facilities of a stock exchange through a broker or dealer who is made aware of and agrees to be bound by the provisions of the preliminary injunction order. A trial is currently scheduled to begin on September 14, 2007.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 487-2460
Visit our website at RoyalStandardMinerals.com